CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone:  (604) 687-4622 Fax:  (604) 687-4212

(the “Company”)

INFORMATION CIRCULAR

Date

As at October 23, 2009, except as otherwise indicated.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s duly authorized attorney in writing or, if the registered shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.  In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder’s Shares.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of CREAM MINERALS LTD. (the "Company") for use at the annual general meeting of the Company to be held on October 23, 2009 (the “Meeting”), and at any adjournments thereof.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

Proxy Instructions

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting By Proxy

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Registered and Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, no Director or executive officer of the Company nor any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares without par value (“Shares”) of which 64,676,988 were issued and outstanding as at September 18, 2009.  Persons who are registered shareholders at the close of business on September 18, 2009 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all Shares of the Company, except the following:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Frank A. Lang	16,465,951	25.46%

Election of Directors

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at seven (7).

The Company is required to have an Audit Committee.  The Company also has a Corporate Governance and Compensation Committee.  Committee members are as set out below (see “Corporate Governance Disclosure”).

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Shares beneficially owned, controlled or directed (directly/indirectly)(1)
MICHAEL O’CONNOR British Columbia, Canada President, CEO & Director	President and CEO of the Company since October 2, 2008; investor relations for various public companies in the mining industry	Served as a director since October 2, 2008	0
FRANK A. LANG British Columbia, Canada Chairman & Director	Chairman of the Company since October 2009; Former President & CEO of Cream Minerals Ltd.	Served as a director since 1966	16,465,951 (2)
ARTHUR G. TROUP British Columbia, Canada Director and Vice President Exploration	President & CEO of Sultan Minerals Inc.	Served as a director since 1989	388,400(3)
SARGENT H. BERNER British Columbia, Canada Director	Businessman	Served as a director since 1987	298,500
FERDINAND HOLCAPEK Mexico Director	Sole Administrator and Director General of Cream Minerals de Mexico S.A. de C.V.	Served as a director since October 2001	2,850,937
ROBIN M. MERRIFIELD British Columbia, Canada Director

Executive Vice President and Chief Financial Officer, Uranium One Inc.; Chartered Accountant providing financial and general management consulting services internationally and locally to the mining industry

		Served as a director since 2004	NIL

C. DOUGLAS LANG British Columbia, Canada Director	Certified General Accountant providing financial and management services to local governments in British Columbia and companies in the junior mining industry	Served as a director since May 2006	52,540

 (1)

Shares beneficially owned, controlled or directed, directly or indirectly, as at September 18, 2009, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such Shares are held directly.

(2)

Of these Shares, 4,950, 3,366,254 and 3,383,403 are held indirectly in the names of Mark Management Ltd., Dauntless Developments Ltd. and Lang Mining Corporation respectively, three private companies controlled by Frank A. Lang.

(3)

Of these Shares, 90,000 are held in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup, and 31,000 are held in an RRSP account.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Except as provided herein, to the knowledge of the Company, no proposed director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Sargent H. Berner is a director of ValGold Resources Ltd. (“ValGold”), and Shannon M. Ross is the Chief Financial Officer of ValGold.  In November 2008, ValGold determined that it would not be able to make the required filing of its annual audited financial statements for the year ended July 31, 2008 (the “Required Filings”), by the prescribed filing deadline of November 28, 2008, and applied to the BCSC and, on December 9, 2008, was granted a Management Cease Trade Order (“MCTO”), pursuant to National Policy 12-203 Cease Trade Orders for Continuous Disclosure Defaults.

The MCTO prohibited trading in securities of ValGold, whether direct or indirect, by:

1.

ValGold’s Chief Executive Officer;

2.

ValGold’s Chief Financial Officer; and

3.

the members of the board of directors of ValGold or other persons or companies who had, or may have had, access directly or indirectly to any material fact or material change with respect to ValGold that has not been generally disclosed.

On January 27, 2009, ValGold completed the Required Filings and on January 28, 2009, the Executive Director of the BCSC ordered that the MCTO be revoked.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Company’s last completed financial year (which ended March 31, 2009) and, since the Company has subsidiaries, is prepared on a consolidated basis.

A.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)

a chief executive officer (“CEO”) of the Company;

(b)

a chief financial officer (“CFO”) of the Company; and

(c)

each of the Company’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year if their individual total compensation was more than $150,000 for that financial year, including individuals who would be an NEO under this paragraph but for the fact that he or she was not acting in such capacity at the end of the financial year.

B.

Compensation Discussion and Analysis

The Compensation and Corporate Governance Committee (collectively “the Committee”) of the Company’s board of directors (the “Board”) is responsible for adopting appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Committee aims to ensure that total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

The Committee is also responsible for recommending compensation for the Directors and granting stock options to the Directors, officers and employees of, and consultants to, the Company pursuant to the Company’s share option plan.

The members of the Committee are Sargent H. Berner, Robin M. Merrifield and C. Douglas Lang. The Board is satisfied that the composition of the Committee ensures an objective process for determining compensation.

Philosophy

The philosophy of the Company in determining compensation is that the compensation should (i) reflect the Company’s current state of development, (ii) reflect the Company’s performance, (iii) reflect individual performance, (iv) align the interests of executives with those of the shareholders, (v) assist the Company in retaining key individuals, and (vi) reflect the Company’s overall financial status.

Compensation Components

The compensation of the NEOs comprises primarily (i) base salary; and (ii) long-term incentive in the form of stock options granted in accordance with the share option plan.

In establishing levels of compensation and granting stock options, the comparable levels of remuneration paid to NEO’s of other companies of comparable size and development within the mining exploration and development industry are considered. However, at this time, the Company does not have the financial ability to pay comparable remuneration, therefore, salaries have been deferred or remain unpaid.

The Committee also relies on the experience of its members as officers and directors or other companies in similar lines of business as the Company in assessing compensation levels. These other companies are identified in Schedule “A” of this Circular. The purpose of this process is to:

●

understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

●

identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

●

establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Committee’s approval.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the independent Directors consider the Company’s performance and determine compensation based on this assessment and the recommendations of the Committee.

Base Salary

The Committee and the independent Directors approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Committee, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Share Option Plan

The Board of Directors of the Company has established an incentive share option plan effective September 19, 2008 (the “Plan”) in accordance with the policies of the TSX Venture Exchange.  The purpose of the Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any corporation that provides management services and consultants to the Company (collectively the “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Plan.

The Plan provides that the Directors, or a special committee of Directors appointed by the Board, may grant options to purchase Shares on the terms that the Directors may determine, within the limitations of the Plan.

The principal terms of the Plan are as follows:

1.

the total number of Shares issuable pursuant to the Plan shall not exceed 10% of the outstanding Shares from time to time;

2.

the number of Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the outstanding Shares at the time of grant;

3.

the aggregate number of Shares reserved for issuance, within a one-year period to any one consultant of the Company may not exceed 2% of the outstanding Shares at the time of grant;

4.

the aggregate number of Shares reserved for issuance , within a one-year period to persons employed to provide investor relations activities may not exceed 2% of the outstanding Shares at the time of the grant;

5.

the maximum number of Shares reserved for issuance pursuant to Options granted to insiders of the Company at any time may not exceed 10% of the number of outstanding Shares at the time of the grant;

6.

the options granted will have a maximum term of 5 years from the date of grant;

7.

options are non-assignable and non-transferable; and

8.

if an Optionee ceases to be employed by or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days (or 30 days in the case of an Optionee engaged in investor relations activities) after the date such Optionee ceases to be employed by the Company or ceases to act as a director or officer, as the case may be.

The Directors may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any option previously granted to an Optionee under the Plan and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, if applicable.

All options granted to NEOs are recommended by the Committee and approved by the Board. In monitoring option grants, the Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.  The Committee also takes in to account previous grants of options-based awards when considering new grants.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Committee also makes the following determinations:

●

the exercise price for each option granted;

●

the date on which each option is granted;

●

the vesting terms for each option; and

●

the other material terms and conditions of each option grant.

The Committee makes these determinations subject to, and in accordance with, the provision of the Plan.

C.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the most recently completed financial year.

Name and principal position	Year Ended March 31	Salary ($)	Option-based awards ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)

Frank A. Lang (1) Former President & CEO	2009	0	9,240	Nil	90,000 (2)	99,240
Michael E. O’Connor (3) President & CEO)	2009	55,000 (4)	92,403(5)	Nil	Nil	197,403
Shannon M. Ross CFO	2009	71,427	9,240	Nil	2,374	83,041

(1)

Mr. Lang resigned as President and CEO and assumed the position as Chairman of the Company on October 7, 2009.

(2)

Management fees that are payable to Lang Mining Corporation, a private company controlled by Mr. Lang. (See “Management Contracts” below).  Of this amount $60,000 is payable for Mr. Lang’s services as the former President and CEO of the Company, and $30,000 for fees paid to December 31, 2008. To date, these amounts have not been paid and are outstanding.

(3)

Mr. O’Connor was appointed President and CEO of the Company on October 7, 2009.

(4)

Of this amount, Mr. O’Connor has received only $14,000.  To date, $41,000 is still owing to Mr. O’Connor.

(5)

The “grant date fair value” of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions: stock price - $0.12, exercise price - $0.12, an option life of 4 years, a risk-free interest rate of 1.9% and a volatility of 108%. Please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on March 31, 2009.

The Company has calculated the “grant date fair value” of options granted during the year shown in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple “in-the-money” value calculations. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each NEO (based on share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-based Awards” table below.

See “E. Employment Agreements” for a description of the material terms of the employment and consulting agreements with the NEOs.

D.

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out, for each NEO, all outstanding incentive stock options to purchase Shares (option-based awards) held as of March 31, 2009 including awards granted to the NEO’s in prior years. The closing price of the Company’s shares on the TSX Venture Exchange on March 31, 2009 was $0.11.

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’ options ($)
Frank A. Lang Former President & CEO	270,000 100,000	0.50 0.12	April 16, 2012 Feb 12, 2014	Nil

Michael E. O’Connor President & CEO	1,000,000	0.12	Feb 12, 2014	Nil

Shannon M. Ross CFO	120,000 180,000 100,000	0.165 0.50 0.12	August 3, 2010 April 16, 2012 Feb 12, 2014	Nil

Value of Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each NEO, the values of all incentive plan awards which vested or were earned during the year ended March 31, 2009.

Name	Option-based awards – Value vested during the year ($)
Frank A. Lang Former President & CEO	9,240
Michael E. O’Connor President & CEO	92,403
Shannon M. Ross CFO	9,240

E.

Employment Agreements

The Company and its subsidiaries have no employment contracts with the NEO’s except as follows:

The employment contract of Michael E. O’Connor, President and CEO of the Company, provides for payment of $110,000 per year plus a bonus, the amount of which has not yet been determined.

F.

Pension Plan Benefits

The Company does not have a pension plan or deferred compensation plan.

G.

Termination and Change of Control Benefits

The Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payment to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the NEO’s responsibilities with the exception of the following:

The contract of Michael E. O’Connor, President and CEO of the Company, provides for payment to Mr. O’Connor of a minimum severance allowance if the Company should terminate the employment agreement without cause, or should Mr. O’Connor terminate the agreement for good cause.  The minimum severance allowance would be calculated as one year’s annual salary as in effect as at the termination date, and one times Mr. O’Connor’s average annual bonus, calculated as the average of the annual bonus, if any, paid for the three years prior to the termination date, and benefits will be covered, other than disability insurance coverage, or comparable alternate benefits, for the same period as the severance.  Additionally, the contract provides for payment to Mr. O’Connor of the same severance allowance in certain circumstances in the event of an acquisition or change of control by another company or other similar form of transaction.

H.

Director Compensation

The following table describes total compensation paid or payable to Directors who are not also NEO’s for the year ended March 31, 2009.

Name	Fees earned ($)	Option-based awards ($)(3)	Pension value ($)	All other Compensation ($)	Total ($)
Arthur G. Troup	NIL	9,240	0	NIL	9,240
Sargent H. Berner	NIL	9,240	0	30,000(1)	39,240
Ferdinand Holcapek	NIL	9,240	0	US$120,000(2)	9,240 and US$120,000
Robin M. Merrifield	NIL	9,240	0	NIL	9,240
C. Douglas Lang	NIL	9,240	0	NIL	9,240

(1) Consulting fees in the amount of $2,500 per month accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by Sargent Berner.

(2) Fees accrued in the amount of US$10,000 per month during the year but unpaid at March 31, 2009, for geological and administrative services performed for Cream Minerals de Mexico, S.A. de C.V.

(3) The “grant date fair value” of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions: stock price - $0.12, exercise price - $0.12, an option life of 4 years, a risk-free interest rate of 1.9% and a volatility of 108%.  Please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on March 31, 2009.

Option-based Awards to Directors

The following table sets out for each Director who is not an NEO, all outstanding incentive stock options (option-based awards) to purchase Common Shares of the Company held as of March 31, 2009 including awards granted to the directors in prior years. The closing price of the Company’s shares on the TSX Venture Exchange on March 31, 2009 was $0.11.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options ($)
Arthur G. Troup	100,000 120,000 150,000 100,000	0.30 0.165 0.50 0.12	October 6, 2009 August 3, 2010 April 16, 2012 February 12, 2014	Nil
470,000
Sargent H. Berner	125,000 160,000 100,000	0.165 0.50 0.12	August 3, 2010 April 16, 2012 February 12, 2014	Nil
385,000

Ferdinand Holcapek	116,100 30,000 100,000 175,000 100,000	0.30 0.165 0.53 0.50 0.12	October 6, 2009 August 3, 2010 January 29, 2012 April 16, 2012 February 12, 2014	Nil
521,100
Robin M. Merrifield	150,000 120,000 75,000 100,000	0.30 0.165 0.50 0.12	October 6, 2009 August 3, 2010 April 16, 2012 February 12, 2014	Nil
445,000
C. Douglas Lang	100,000 75,000 100,000	0.50 0.50 0.12	June 12, 2011 April 16, 2012 February 12, 2014	Nil
275,000

Schedule of Director Fees

There are no fees payable to the independent directors of the Company for their services as directors or as members of committees of the Board.

Value of Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each director, the values of all incentive plan awards to Directors who are not NEO’s which vested or were earned during the year ended March 31, 2009.

Name	Option-based awards – Value vested during the year ($)
Arthur G. Troup	9,240
Sargent H. Berner	9,240
Ferdinand Holcapek	9,240
Robin M. Merrifield	9,240
C. Douglas Lang	9,240

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	5,427,600	$0.29	1,040,099
Equity compensation plans not approved by security holders	0	0	0
Total	5,427,600	$0.29	1,040,099

(1)

The only “equity compensation plan” in place is the Company’s stock option plan.

(2)

As at September 18, 2009.

Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of the foregoing to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company.  To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

Frank A. Lang (Director since October 1966)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by the former President of the Company.  Until December 31, 2008, Lang Mining received a management fee of $10,000 per month for the services of an officer and director.  In the year ended March 31, 2009, $90,000 was paid and remains payable to Lang Mining.

Related Party, Loan Agreement and Bonus Shares – Frank Lang

Frank A. Lang holds approximately 34% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

In November 2007, the Company received regulatory approval to issue Frank A. Lang, a total of 411,764 Shares as bonus shares in lieu of interest to that date in consideration of a loan agreement, for which Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  The value of these Shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2009, Mr. Lang has been repaid $500,000 (March 31, 2008 - $14,010) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

Mr. Lang has advanced an additional $720,000 to March 31, 2009, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  Subsequent to March 31, 2009, to the date of the auditors’ report, Mr. Lang has advanced an additional $242,000 to the Company, with interest payable at 1% per month, with no specified terms of repayment.

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of Suite 1488, 700 Georgia Street West, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Management Contracts

Commencing August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the “Services Agreement”) to be provided with management, administrative, geological and other services by Quorum Management and Administrative Services Inc. (“Quorum”), (formerly LMC Management Services Ltd.), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  As at March 31, 2009, the Company had a payable to Quorum of $163,794 for performing administrative, geological and management functions on behalf of the Company.  The Services Agreement requires that the Company maintain three months of working capital with Quorum.  At March 31, 2009, the working capital has not been maintained.  During the most recently completed financial year, the sum of $387,673 was paid to Quorum for performing administrative, geological and management functions on behalf of the Company, including reimbursement of direct costs incurred by Quorum on behalf of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board currently consists of seven directors, three of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110.  Robin M. Merrifield and C. Douglas Lang are independent.  Michael E. O’Connor is not independent as he is the President and CEO of the Company. Frank A. Lang is not independent as he is now the non-executive Chairman and was the former President and CEO of the Company.  Arthur G. Troup is not independent as he is a senior officer of the Company.  Ferdinand Holcapek is not independent as he is the Sole Administrator and Director General of the Company’s sole wholly owned subsidiary located in Mexico.  Sargent H. Berner is not independent as he receives monthly consulting fees from the Company.

Management Supervision by Board

The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board.  The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management.  The Company is actively looking for other independent directors as board members.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.

 information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;

2.

access to recent, publicly filed documents of the Company;

3.

access to management ; and

4.

information regarding .

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct (the "Code") that is currently under revision and will be posted on its website at www.creamminerals.com and under the Company's profile at www.sedar.com.  The Board has instructed its management to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee.  The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code.  The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates.  The members of the Corporate Governance and Compensation Committee are Robin M. Merrifield, C. Douglas Lang and Sargent H. Berner.  The Corporate Governance and Compensation Committee assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.  The Corporate Governance and Compensation Committee is cognisant of the need for additional independent directors and the Company is actively seeking qualified candidates.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.  As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board endeavours to facilitate effective Board decision-making by providing recommendations to the Board on matters within its responsibility.  The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public.  The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate.  Currently, the members are: Sargent H. Berner, Robin M. Merrifield and C. Douglas Lang.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)

Review certification process.

(j)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

(a)

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Robin M. Merrifield	Independent (1)	Financially Literate (1)
Sargent H. Berner	Not Independent	Financially Literate (1)
C. Douglas Lang	Independent (1)	Financially Literate (1)

(1)

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.

an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2.

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.

an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Robin M. Merrifield	Chartered Accountant, (1969) South Africa CTA, (1964) University of Cape Town

Since July 2006, Mr. Merrifield has been the Executive Vice President and Chief Financial Officer of Uranium One Inc., a publicly traded company listed on the TSX Venture Exchange. From 1997 to 2001, he was Vice-President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.

Sargent H. Berner	B.A. (1963) University of British Columbia LL.B (1966) University of British Columbia Master of Laws (1967) London School of Economics London, England

From 1968 to 1976, Mr. Berner served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practiced corporate, securities and natural resources law as an associate and/or partner at the Vancouver law firm of DuMoulin Black from 1976 to 2006.

C. Douglas Lang	Certified General Accountant, (1975) British Columbia

From 1991 to 2005, Mr. Lang was the Chief Financial Officer for the City of Campbell River, BC.  He is a current director of the Coastal Community Credit Union in Campbell River as well as a member of their audit committee

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2009	40,000	Nil	4,890	NIL
2008	23,500	1,650	1,920	NIL

Particulars of Matters to be Acted Upon

(a)

Stock Option Plan

The Board has established an incentive stock option plan (the “Plan”). The purpose of the Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any management company and consultants to the Company (collectively the “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Option Plan.  Additional information regarding the terms of the Plan are provided under “Compensation Discussion and Analysis – Share Option Plan” in this Information Circular.

The policies of the TSX Venture Exchange require stock option plans which reserve for issuance up to 10% of a listed corporation’s shares at the time of grant (instead of a fixed number) be approved annually by its shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. Unless such authority is withheld, the persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis."

Following approval of the Option Plan by the shareholders, any options granted pursuant to the Option Plan will not require further shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Company.

The full text of the Plan will be available for review at the Meeting.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at (604) 687-4622 to request copies of the Company’s financial statements and related MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR and available at www.sedar.com.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The content of this Information Circular and its distribution to to shareholders has been approved by the Company’s Board of Directors.

DATED at Vancouver, British Columbia, this18th day of September, 2009.

/s/ Michael O’Connor

/s/ Shannon M. Ross

Michael O’Connor

Shannon M. Ross, CA
President & CEO

Corporate Secretary & Chief Financial Officer

Schedule “A”

This Schedule “A” lists the participation of the directors of the Company in other reporting issuers.

Name of Director	Name of Reporting Issuer
Frank A. Lang	Director of: Sultan Minerals Inc., Acrex Ventures Ltd., Aurifer Capital Corp.; NuMine Resources; Jaxon Minerals Ltd., Naina Capital Corp. Chairman of: Sultan Minerals Inc. and Acrex Ventures Ltd.
Sargent H. Berner

Director of:  Aurizon Mines Ltd., Cream Minerals Ltd., ValGold Resources Ltd., Sultan Minerals Inc., NovaDX Ventures Corp., Cap-Link Ventures Ltd., Enterprise Energy Resources Ltd., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd. and Magnate Ventures Inc.

Director and officer of: Emgold Mining Corporation.

Arthur G. Troup	Director of: Sultan Minerals Inc.; Acrex Ventures Ltd. and Astorius Resources Ltd.
Ferdinand Holcapek	Not Applicable
Robin M. Merrifield	Director of: Acrex Ventures Ltd. Executive officer of: Uranium One Inc.
C. Douglas Lang	Not Applicable
Michael O’Connor	Not Applicable